UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2001**.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTO OF 1934
For the transition period from ____________ to

Commission file number **001-13643**

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Independent Auditors' Report

Statements of Net Assets Available for Benefits, December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2001 and 2000

Notes to Financial Statements, December 31, 2001 and 2000

Schedule H line 4j; - Schedule of Assets (Held at End of Year), December 31, 2001

Exhibit

23 – Independent Auditors' Consent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees
of ONEOK, Inc. and Subsidiaries

ONEOK, Inc.

Date: June 28, 2002

By: ______________________________
Jim Kneale
Senior Vice President, Treasurer and
Chief Financial Officer
(Principal Financial Officer)

KPMG

THRIFT PLAN FOR EMPLOYEES OF ONEOK, Inc. AND SUBSIDIARIES

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

KPMG

100 West Fifth Street
Suite 310
Tulsa, OK 74103

Independent Auditors' Report

The Administrative Committee
Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Tulsa, Oklahoma
May 31, 2002

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000
(In thousands)

		2001	2000
Investments, at fair value:			
Money market funds	$	23,739	26,030
Mutual funds		161,790	168,504
Guaranteed Investment Contracts		15,986	17,074
Government securities		598	587
Common stock of ONEOK, Inc.		123,373	161,523
Common stock of Western Resources, Inc.		3,059	5,772
Participant loans		15,265	14,914
	$	343,810	394,404

See accompanying notes to financial statements.

(Continued)

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$	(57,017)	82,321
Dividends		8,344	9,230
Interest		1,368	1,841
Net investment income (loss)		(47,305)	93,392
Contributions:			
Employee		14,820	13,652
Employer		8,273	7,298
Rollover		768	9,841
		23,861	30,791
Withdrawals by participants		(27,150)	(28,036)
Net increase (decrease) in net assets available for benefits		(50,594)	96,147
Net assets available for benefits, beginning of period		394,404	298,257
Net assets available for benefits, end of period	$	343,810	394,404

See accompanying notes to financial statements.

(Continued)

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan for more complete information.

(a) General

The Plan is a defined contribution plan which covers substantially all employees of ONEOK, Inc. and Subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Participation and Contributions

An employee may begin participation on the first day of the month following employment. Participants may make pre-tax deferrals of up to a maximum of 14% of his or her basic compensation if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their basic compensation up to a maximum of 6% as long as the total of pre-tax deferrals and after-tax deposits does not exceed 18%.

After one year of service, the Company will match 100% of pre-tax deferrals and after-tax deposits, up to a maximum of 6% for participants not covered by a collective bargaining agreement. For employees covered by a collective bargaining agreement, the Company will match 75% for 2001 and 50% for 2000 of pre-tax deferrals and after-tax deposits up to a maximum of 6%. The combined total of pre-tax deferrals, after-tax deposits, and Company matching contributions cannot exceed the lesser of $30,000 or 25% of the participant's annual compensation.

The Plan contains a "Dividend Switchback Option", which allows participants holding ONEOK, Inc. common stock in their Plan account to make deferrals of compensation equivalent to, 100%, 50%, or 0% of the ONEOK, Inc. dividends received on the stock, on a pre-tax basis. Deferrals by participants under this feature are not included within the Plan's calculation of maximum pre-tax and after-tax deposits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b) Investments

Investments in the Guaranteed Investment Contract Funds are stated at cost, which approximates market value. All other investments are stated at fair value based on the current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

(c) Gains and Losses from Sale of Investments

Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

(d) Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the Committee and fees and expenses of the Trustee, except for brokerages, commissions, investment management fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account, and loan origination fees.

(e) Payment of Benefits

Benefits or withdrawals are recorded when paid.

(f) Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) the trust of which is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated June 19, 1998 stating that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. The Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(g) Cash and Cash Equivalents

The Plan maintains a reserve of cash or cash equivalents for the purpose of expediting participant withdrawals from the various funds. Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

(h) Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(i) Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accountings Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities". In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133". SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

(Continued)

SFAS No. 133 and SFAS No. 138 are effective for fiscal quarters of all fiscal years beginning after June 30, 2000; the Plan adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The impact of adopting SFAS No. 133 and SFAS No. 138 is not material to the Plan financial statements.

(3) Investment of Funds

The participants have the right to designate investment of their account balances, including their contributions and deferrals and the Company's matching contributions. Investment options are changed from time to time by the administrative committee of the Plan. Currently, funds may be designated among the following investment options:

American Performance U.S. Treasury Fund - Invests primarily in U. S. Treasury bills, notes, and other obligations backed by the full faith and credit of the U.S. Government.

American Performance Bond Fund - Invests primarily in actively managed portfolio of short, intermediate, and long-term bonds and other fixed income securities.

Ariel Growth Fund – Invests primarily in common stocks of undervalued companies, with an emphasis on small-cap stocks.

ONEOK, Inc. Common Stock Fund – Seeks to provide the potential for long-term growth by investing in the common stock of ONEOK, Inc.

PIMCO Total Return Fund – Invests primarily in actively managed portfolio of U. S. Government bonds, corporate bonds, mortgage-backed securities and bonds of non-U.S. issuers.

Putnam International Growth Fund – Invests primarily in stock of high-quality, seasoned companies based outside the United States.

Vanguard PRIMECAP Fund – Invests primarily in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Windsor Fund – Invests primarily in common stocks of undervalued companies.

Vanguard Asset Allocation Fund – Invests primarily in common stocks, long-term U.S. Treasury bonds, and money market instruments.

Vanguard Institutional Index Fund – Invests in the 500 securities included in the Standard & Poor's 500 Index attempting to match the performance of the widely followed Index.

The following funds are frozen and no new monies may be added.

SEI Stable Asset Fund – Invests primarily in highly rated Guaranteed Investment Contracts purchased from insurance companies, other financial institutions, or that are guaranteed by the U.S. Government or its agencies.

(Continued)

Federated Capital Preservation Fund – Seeks to provide a high level of income and a stable unit value of $1 by investing in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principal investments.

Western Resources, Inc. Common Stock Fund – Seeks to provide the potential for long-term growth by investing in the common stock of Western Resources, Inc. All dividends from this fund are invested in the American Performance U. S. Treasury Fund.

Investments in the ONEOK, Inc. Investment Contract are stated at cost which approximates market value. Investments in the loan fund are stated at face value. All other investments are stated at quoted market price.

If no investment option is elected by the participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%.

The participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee on a daily basis. Neither the Company nor the Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

All interest, dividends, and other income received by the Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account. The cost charged to a participant's account for securities purchased is the average cost for all such securities purchased during the month. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are added to the cost of the securities purchased or deducted from the proceeds of the sale.

Company contributions to the account of a participant and any income and earnings are immediately vested upon receipt by the Trustee (subject to subsequent loss through decline in value of investments). Upon termination of the Plan, each of the participants will receive distribution of the entire balance of their account.

Participants may borrow from the Plan pursuant to Section 408(b)(1) of the ERISA, as amended. Loans may not exceed 50% of the nonforfeitable accrued benefit of the participant. Participant loans are stated at cost which represents estimated market value.

(Continued)

(4) Investments

The following table presents the fair values of individual investments at December 31, 2001 and 2000 (in thousands):

	2001	2000
American Performance U. S. Treasury Fund	$ 23,739	26,030
American Performance Bond Fund	6,322	4,471
Ariel Growth Fund	10,678	6,787
Putnam International Growth Fund	5,063	6,054
Vanguard Primecap Fund	46,121	53,275
Vanguard Windsor Fund	36,534	33,808
Vanguard Asset Allocation Fund	15,225	16,234
Vanguard Institutional Index Fund	36,692	42,362
SEI Stable Asset Fund	5,150	5,513
PIMCO Total Return Fund	5	-
ONEOK, Inc. Investment Contract Fund	-	17,074
Federated Capital Preservation Fund	15,986	-
United States Government Series "E" and "EE" Bonds	598	587
ONEOK, Inc. Common Stock	123,373	161,523
Western Resources, Inc. Common Stock	3,059	5,772
Participant loans	15,265	14,914
	$ 343,810	394,404

The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the year ended December 31, 2001 and 2000, in thousands.

	2001	2000
Common stock	$ (44,449)	82,140
Mutual Funds	(12,568)	181
	$ (57,017)	82,321

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001
(In thousands)

Column (a) Party-in-Interest Identification	*Column (b)* Identity of Issue, Borrower, Lessor, or Similar Party	*Column (c)* Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	*Column (d)* Cost	*Column (e)* Current Value
*	American Performance U.S. Treasury Fund	Money Market Fund	$ 23,716	23,739
*	American Performance Bond Fund	Mutual Fund	6,221	6,322
	Ariel Growth Fund	Mutual Fund	9,957	10,678
	Putnam International Growth Fund	Mutual Fund	6,415	5,063
	Vanguard PRIMECAP Fund	Mutual Fund	52,205	46,121
	Vanguard Windsor Fund	Mutual Fund	37,159	36,534
	Vanguard Asset Allocation Fund	Mutual Fund	16,801	15,225
	Vanguard Institutional Index Fund	Mutual Fund	44,437	36,692
	SEI Stable Asset Fund	Mutual Fund	5,126	5,150
	PIMCO Total Return Fund	Mutual Fund	5	5
*	Federated Capital Preservation Fund	Guaranteed Investment Contracts	15,916	15,986
	Series "E" Bonds	U.S. Government securities	39	215
	Series "EE" Bonds	U.S. Government securities	128	383
*	ONEOK, Inc.	Common stock without par value	104,546	123,373
*	Western Resources, Inc.	Common stock without par value	5,838	3,059
*	Participant loans	Participant loans at varying interest rates and maturity dates	15,265	15,265
			$ 343,774	343,810

* Party-in-interest

See accompanying independent auditors' report and notes to the financial statements.

KPMG

100 West Fifth Street
Suite 310
Tulsa, OK 74103

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
ONEOK, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-41263) on Form S-8 of ONEOK, Inc. of our report dated May 31, 2002 relating to the statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended and related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries.

KPMG LLP

Tulsa, Oklahoma
June 28, 2002